Robert W. Phillips

+1 415 693 2020

rphillips@cooley.com

April 24, 2018

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Irene Paik
Christopher Edwards

Re:	ASLAN Pharmaceuticals Limited

Amendment No. 1 to Registration Statement on Form F-1

Filed April 16, 2018

File No. 333-223920

Dear Ms. Paik and Mr. Edwards:

On behalf of ASLAN Pharmaceuticals Limited (“ASLAN” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 19, 2018 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on April 16, 2018. Concurrently with the submission of this response letter, the Company is submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”). In addition to addressing the comments raised by the Staff in its letter, the Company has also filed Exhibit 1.1 as an exhibit to Amendment No. 2.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-1 filed April 16, 2018

Exhibits

1.	We note that in the legal opinion filed as Exhibit 5.1, counsel opines that “there will be no further obligation on the holder of any of the Ordinary Shares to make any further payment to the Company in respect of such Ordinary Shares.” Please have counsel revise the legal opinion to specify whether purchasers of the securities will have any obligation to make payments or contributions to the registrant’s creditors in respect of the ordinary shares. For guidance, please refer to Section II.B.1.b and c of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Cooley LLP    101 California Street, 5th Floor, San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

April 24, 2018

Page Two

Response: In response to the Staff’s comment, the Company has filed an updated Exhibit 5.1 to Amendment No. 2, which opines that “the Ordinary Shares to be issued by the Company will be validly issued, allotted, fully paid and non-assessable, and there will be no further obligation on the holder of any of the Ordinary Shares to make any further payment to the Company in respect of such Ordinary Shares.”

* * *

Please contact me at (415) 693-2020, Sean Clayton at (858) 550-6034 or Charles Kim at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Robert W. Phillips

Robert W. Phillips

cc:	Carl Firth, ASLAN Pharmaceuticals Limited

Sean M. Clayton, Cooley LLP

Charles S. Kim, Cooley LLP

Patrick Loofbourrow, Cooley LLP

Jacqueline Fu, K&L Gates

Alan F. Denenberg, Davis Polk & Wardwell LLP

Cooley LLP    101 California Street, 5th Floor, San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com